FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

May 1, 2003


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                                                                      May1, 2003
                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan


                 Information about repurchases of its shares
   (Purchase of its own shares pursuant to Article 210 of the Commercial Code)


Ricoh Company, Ltd. resolved at a meeting of its Board of Directors today to repurchase its shares pursuant to Article 210 of the Commercial Code.

1. Rationale for obtaining its own shares
To establish more flexible capital policy in line with a rapidly changing business environment

2. Details of repurchase
(1) Type of shares         Common stock

(2) Number of shares       Up to 32,000,000 shares

(3)Total purchase price    Up to 60 billion yen

Note:
The above resolution is contingent on obtaining a shareholder authorization at the 103rd Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2003.